FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated May 12, 2014 of Diana Shipping Inc. (the "Company") announcing the re-election of Boris Nachamkin and Apostolos Kontoyannis as Class III Directors of the Company and the appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2014 at the Company’s Annual Meeting of Shareholders held on May 6, 2014.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-181540) filed with the U.S. Securities and Exchange Commission with an effective date of July 6, 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)

Dated: May 12, 2014	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

EXHIBIT 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
DRAFT – Not for Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC.  ANNOUNCES RESULTS OF
2014 ANNUAL MEETING OF SHAREHOLDERS

ATHENS, GREECE, May 12, 2014 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the ownership of dry bulk vessels, announced today that the Company’s Annual Meeting of Shareholders was duly held on May 6, 2014, in Geneva, Switzerland pursuant to a Notice of Annual Meeting of Shareholders dated March 31, 2014.  Broadridge Financial Solutions, Inc. acted as inspector of the Meeting.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company’s Proxy Statement sent to shareholders on or around March 31, 2014, were approved and adopted:

(1)	The re-election of Boris Nachamkin and Apostolos Kontoyannis as Class III Directors of the Company, to serve until the 2017 Annual Meeting of Shareholders; and

(2)	The appointment of Ernst & Young (Hellas) as the Company's independent auditors for the fiscal year ending December 31, 2014.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.